Exhibit 99.(c.10)

Creating $550 Million in new Tax Revenues for the Commonwealth of Massachusetts Presentation to ______________________ ______________________________________ March 20, 2003

The Wonderland Team Charles F. Sarkis, Chairman (617) 536-2800 Richard P. Dalton, President (781) 284-1300 Will Cummings, Gaming Consultant (781) 641-1215 Michael D. Cox, Attorney (202) 785-9700

The Cummings Report: Creating New Revenues for the Commonwealth Will Cummings, author Graduate of MIT's Sloan School of Management Internationally recognized expert on gaming issues Has directed studies of the leisure and entertainment business in more than forty states, provinces and foreign countries, with particular focus on gaming and wagering

The Cummings Report: Creating New Revenues for the Commonwealth Three scenarios are developed for slots at each of the four racetracks 1500 slots 2500 slots 3500 slots For each of those scenarios, gaming taxes are estimated under two alternatives: (a) assuming an Indian Casino in Southeastern Massachusetts and (b) without any casino

The Cummings Report Overview With a casino, gaming taxes range from $408 million with 1500 slots to $524 million with 3500 slots Without a casino, gaming taxes range from $411 million with 1500 slots to $548 million with 3500 slots Note: Without an Indian Casino, the state collects more in taxes because Mr. Cummings has assumed a 51% tax rate for the tracks versus 25% for the Indian Casino -a rate equal to the "tax" paid by the CT tribes

Credibility of the Projected Revenues Obviously, projections for tax revenues approaching $550 million might be met with some cynicism. As you read through the report you are provided with in-depth analysis and supporting data. Example: Mr. Cummings has projected slot win per day ranging from $177 to $366 per day per machine. This range compares well with that at existing slots-at-tracks operations.

Credibility of the Projected Revenues (continued) The following represents actual win per day per machine at existing locations: Lincoln, RI $360 Delaware Park $370 West Virginia avg $254 Iowa avg $244 Mohegan Sun $345 ($450 before most recent expansion) Foxwoods $341 Cummings report $177-$366 Note: $200 win per machine per day is considered "comfortably crowded."

Actual Gaming Taxes Collected in other States Taxes Population Delaware $183 mil 0.8mil Iowa $93 mil 2.9 mil New Mexico $29 mil 1.8 mil Rhode Island $149 mil 1.0 mil West Virginia $229 mil 1.8 mil Connecticut $372 mil 2.9 mil * Assumes 40% of RI and CT taxes are generated from Massachusetts residents

The Wonderland Proposal Proposed tax rate of 51% Equal to RI and significantly higher than any other state where slots are operational (NY @ 75% is still not operational) In states other than RI and NY, tax rates range from 25-35% Fair tax rate allows for significant capital investment which translates into better facilities and more employment opportunities Significant capital investment and ongoing market expenditures required for the tracks to have facilities that can compete with CT & RI Atlantic City spends 23% of their gaming revenue on promotion alone

The Wonderland Proposal (continued) University of Illinois economic impact study concluded: "A 50 percent top tax rate on casino gaming imposed last year on Illinois casinos has only served to put a strain on the casino industry and put the tax revenue they produce in jeopardy" "The state is squeezing the industry unnecessarily and should recognize that fewer constraints on the industry will actually help increase tax receipts to the state" "A 50 percent tax rate is excessive for any industry. Illinois needs to create incentives for investment, not discourage healthy economic activity"

The Wonderland Proposal (continued) Let the marketplace determine the number of machines at each facility According to an article in the Boston Globe on 11/24/02, Lincoln Downs with 1,700 machines can't accommodate its weekend business In fact, just recently the number of machines authorized at Lincoln increased to 3,002 Every state has increased its number of slot machines from that which was authorized in the initial legislation

The Wonderland Proposal (continued) Cummings report concludes that with 1500 slots significant numbers of customers are likely being shut out The racetrack slot facilities in the Boston area would in particular be capacity constrained (i.e., unable to meet even the local demand), and so not likely to attract many "tourists"

The Wonderland Proposal (continued) Other considerations A portion of the State's 51% be allocated to Gamblers anonymous 3% to the host community Access to a gaming facility would be limited by statute to those at least 21 years of age

Economic Impact In addition to $550 mil in new tax revenue Creation of an estimated 4,000 direct full- time equivalent new jobs Capital investment If the legislation is fair to both the state and the operators, each track will be able to commit $50 to $60 million in capital expenditures- for a total of at least $200 mil

Economic Impact (continued) Dover Downs Harness track located in Delaware, is a model that this state should consider $100 mil spent on a hotel and conference center Employees in 1995 totaled 111, currently 1,100 Payroll increased from $1.6 mil in 1995 to $20.1 mil currently Paid pari-mutuel taxes of $10,500 in 1995, paid $65.6 mil in gaming taxes in 2002 Population Town of Dover: 32,135 State of Delaware: 807,385 Gaming tax of 35%

Dover Downs (DE) Dover Downs (DE)

Louisiana Downs (LA) $92 mil being spent in two phases $36 mil Phase I $56 mil Phase II

Louisiana Downs (LA) Louisiana Downs (LA)

Louisiana Downs (LA) Louisiana Downs (LA)

Wheeling Downs (WV) $89mil spent in 2 phases $24 mil Phase I $65 mil phase II

Wheeling Downs (WV) Wheeling Downs (WV)

Dubuque (IA) Dubuque (IA) Note: In November 2002, after 8 years of gaming in Iowa, each of the 10 counties overwhelmingly voted that it continue

Other Racino Examples Evangeline Downs (LA) $90 mil Delta Downs (LA) $54 mil Bluffs Run (IA) $40 mil

Advantage Wonderland Racetracks with their existing facilities could be up and running within 60 days of passage of the enabling act and the issuance of rules and regulations governing the industry Indian or commercial casino at least 2 years and more likely 4 years away Community acceptance of gaming based on 68 year history 35 acre site, zoning in place Minutes from Logan Airport & Downtown Boston Not a geographic expansion of gaming All wagering can be easily monitored and regulated All key personnel are currently licensed All executives have been subjected to extensive background investigations

The Lottery Cummings concludes that there will be a significant increase in state revenues from a combination of lottery and gaming taxes Most successful lottery in US has experienced constant growth despite the presence of Foxwoods; Mohegan Sun; Lincoln & Newport, RI; and the Lynn & Gloucester Casino boats Legislation could include a provision in the enabling statute that would hold harmless the lottery revenues that are distributed to the cities and towns

Gaming Exists in Massachusetts Regulated Devices in New England Foxwoods 6,713 Mohegan Sun 6,201 Lincoln 3,002 Newport 1,301 Total 17,217 Unregulated devices in New England Casino Cruises from Lynn and Gloucester with 350 each "Gray" Machines Illegal and internet gaming The NGIS Commission Report concludes that illegal sports betting in the United States ranges from $80 to $380 billion annually

The Indian Myth Michael D. Cox Member of the Legislative and Regulatory Affairs Group of Dickstein Shapiro Morin & Oshinsky LLP Specializes in American Indian law, gaming law, and economic development in Indian country First individual to serve as General Counsel to the National Indian Gaming Commission, a federal regulatory agency established in 1990 to oversee the regulation of Indian gaming

The Indian Myth FACTS Slots at the tracks doesn't give the Indians the right to unlimited gaming Indian gaming can only be conducted where there is a compact between the tribe and the state The Supreme Court (Seminole Decision) has ruled that Indians cannot sue to compel a state to negotiate a compact if the state refuses

The Indian Myth (continued) Gaming is permitted only on existing Native American lands unless the taking of additional land into trust is approved by the Secretary of the Interior and the Governor Included in the Cummings report as an appendix is a legal opinion from one of this country's leading experts on Indian Gaming Law, Michael Cox, and the former General Counsel to the National Indian Gaming Commission.

The Indian Myth Conclusion No need to have an Indian casino from a legal or financial standpoint

Within 100 miles of the Connecticut casinos there are almost twice as many residents of Massachusetts as there are of Connecticut Gaming is readily accessible to MA residents Surveys across North America indicate that roughly fifty percent of the adult population visit casinos Crime The National Gaming Impact Study Commission Report cited the National Research Council and National Opinion Research Center studies that conclude "there is insufficient data to quantify or define a relationship between crime and gaming activity" (6 of the 9 commission members declared themselves as anti-gaming) Social Impact

Social Impact (continued) Disorder Lifetime(%) Past Year (%) Gambling Disorder 1.6 1.1 Antisocial Personality Disorder 2.6 1.2 Obsessive-Compulsive Disorder 2.6 1.7 Drug Abuse/Dependence 6.2 2.5 Major Depressive Episode 6.4 3.7 Generalized Anxiety Disorder 8.5 3.8 Alcohol Abuse/Dependence 13.8 6.3 Source: NGIS Commission Report

Conclusion Public Opinion Recent poll by a MA labor union indicates that 65% of MA residents support legalizing slot machines at racetracks The same poll indicates that casino gambling did not exceed the pollster's viability threshold

Conclusion (continued) Opportunities $550 million in new tax revenue 3500 slot machines at each track Maximum 51% tax rate Tax revenues now/not 2-4 years from now 4,000 new permanent full-time equivalent jobs $200 million in capital investments No investment by the Commonwealth of Massachusetts